SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 6)

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 233 North Michigan Avenue Suite 2330 Chicago, IL 60601 (312) 994-9410	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No. 589499102
(1)	Names of Reporting Persons.

Merrick RIS, LLC (26-2506936)
(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 30,665,137
(8) Shared Voting Power
(9) Sole Dispositive Power 30,665,137
(10) Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,665,137
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

37.1%
(14)	Type of Reporting Person (See Instructions)

OO

                                                                                                                                    CUSIP No. 922281100
(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.
(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 31,365,137
(8) Shared Voting Power
(9) Sole Dispositive Power 31,365,137
(10) Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

31,365,137
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

37.9%
(14)	Type of Reporting Person (See Instructions)

IN

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 6 is being filed to report the acquisition of additional shares of Common Stock of the Company by Merrick RIS, LLC (“RIS”) pursuant to written plans established pursuant to Rule 10b5-1 under the Act and the acquisition of beneficial ownership of additional shares of Common Stock of the Company by Michael W. Ferro, Jr. (“Ferro”) in accordance with all applicable securities laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

                Item 3 of the Schedule 13D is hereby supplemented as follows:

As of the opening of trading on the filing date of this Amendment No. 6, RIS beneficially owned 30,665,137 shares of Common Stock and Ferro beneficially owned 31,365,137 shares of Common Stock.  Since the date of Amendment No. 5, RIS has directly acquired 750,000 shares of Common Stock on the dates and at the prices set forth below:

Date	Common Stock	Price
5/25/2010	401	$ 2.070
5/25/2010	2,800	$ 2.080
5/25/2010	24,538	$ 2.090
5/25/2010	100	$ 2.095
5/25/2010	35,661	$ 2.100
5/26/2010	1,100	$ 2.190
5/26/2010	202	$ 2.200
5/26/2010	1,502	$ 2.210
5/26/2010	3,120	$ 2.220
5/26/2010	4,678	$ 2.230
5/26/2010	6,555	$ 2.240
5/26/2010	7,226	$ 2.250
5/26/2010	6,417	$ 2.260
5/26/2010	4,202	$ 2.270
5/26/2010	1,498	$ 2.280
5/27/2010	532	$ 2.320
5/27/2010	7,530	$ 2.330
5/27/2010	3,312	$ 2.350
5/27/2010	1,000	$ 2.360
5/27/2010	1,938	$ 2.370
5/27/2010	500	$ 2.385
5/27/2010	1,700	$ 2.390
5/27/2010	200	$ 2.400
5/27/2010	300	$ 2.405
5/27/2010	7,328	$ 2.410
5/27/2010	5,813	$ 2.420

Date	Common Stock	Price
5/27/2010	600	$ 2.425
5/27/2010	4,173	$ 2.430
5/27/2010	400	$ 2.435
5/27/2010	11,610	$ 2.440
5/27/2010	3,064	$ 2.450
6/1/2010	1,100	$ 2.190
6/1/2010	5,515	$ 2.200
6/1/2010	4,385	$ 2.210
6/1/2010	2,600	$ 2.220
6/1/2010	500	$ 2.230
6/1/2010	3,900	$ 2.240
6/1/2010	6,249	$ 2.250
6/1/2010	4,500	$ 2.260
6/1/2010	3,200	$ 2.270
6/1/2010	2,100	$ 2.280
6/1/2010	300	$ 2.300
6/1/2010	7,051	$ 2.310
6/1/2010	3,700	$ 2.320
6/2/2010	90	$ 2.230
6/2/2010	710	$ 2.260
6/2/2010	2,268	$ 2.270
6/2/2010	5,149	$ 2.280
6/2/2010	1,800	$ 2.290
6/2/2010	5,428	$ 2.300
6/2/2010	3,655	$ 2.310
6/2/2010	2,200	$ 2.320
6/2/2010	379	$ 2.330

Date	Common Stock	Price
6/2/2010	2,000	$ 2.340
6/2/2010	13,721	$ 2.350
6/2/2010	4,405	$ 2.360
6/2/2010	2,200	$ 2.370
6/2/2010	6,095	$ 2.380
6/2/2010	100	$ 2.390
6/3/2010	4,700	$ 2.350
6/3/2010	400	$ 2.355
6/3/2010	2,000	$ 2.360
6/3/2010	100	$ 2.365
6/3/2010	2,496	$ 2.370
6/3/2010	200	$ 2.375
6/3/2010	1,804	$ 2.380
6/3/2010	400	$ 2.385
6/3/2010	200	$ 2.3875
6/3/2010	17,538	$ 2.390
6/3/2010	100	$ 2.395
6/3/2010	16,662	$ 2.400
6/3/2010	100	$ 2.405
6/3/2010	2,100	$ 2.410
6/3/2010	900	$ 2.420
6/3/2010	444	$ 2.425
6/3/2010	100	$ 2.4275
6/3/2010	4,356	$ 2.430
6/3/2010	100	$ 2.440
6/7/2010	100	$ 2.340
6/7/2010	200	$ 2.350
6/7/2010	2,107	$ 2.360
6/7/2010	5,893	$ 2.370
6/7/2010	8,012	$ 2.375
6/7/2010	4,888	$ 2.380
6/7/2010	3,900	$ 2.390
6/7/2010	2,600	$ 2.400
6/7/2010	400	$ 2.405
6/7/2010	100	$ 2.410
6/7/2010	900	$ 2.420
6/7/2010	900	$ 2.440
6/8/2010	444	$ 2.300
6/8/2010	3	$ 2.310
6/8/2010	1,253	$ 2.320
6/8/2010	718	$ 2.330
6/8/2010	3,382	$ 2.340
6/8/2010	2,600	$ 2.350
6/8/2010	1,811	$ 2.360
6/8/2010	1,788	$ 2.370

Date	Common Stock	Price
6/8/2010	601	$ 2.380
6/8/2010	1,700	$ 2.390
6/8/2010	5,998	$ 2.400
6/8/2010	9,702	$ 2.410
6/9/2010	3,714	$ 2.430
6/9/2010	5,000	$ 2.440
6/9/2010	4,246	$ 2.450
6/9/2010	5,740	$ 2.460
6/9/2010	613	$ 2.470
6/9/2010	3,399	$ 2.480
6/9/2010	10,888	$ 2.490
6/9/2010	6,400	$ 2.500
6/10/2010	1,100	$ 2.370
6/10/2010	100	$ 2.400
6/10/2010	100	$ 2.410
6/10/2010	100	$ 2.420
6/10/2010	300	$ 2.430
6/10/2010	900	$ 2.440
6/10/2010	500	$ 2.460
6/10/2010	12,635	$ 2.470
6/10/2010	3,265	$ 2.480
6/10/2010	4,501	$ 2.490
6/10/2010	6,499	$ 2.500
6/11/2010	700	$ 2.470
6/11/2010	200	$ 2.480
6/11/2010	206	$ 2.490
6/11/2010	1,194	$ 2.500
6/11/2010	700	$ 2.530
6/11/2010	3,100	$ 2.540
6/11/2010	6,609	$ 2.550
6/11/2010	4,428	$ 2.560
6/11/2010	1,863	$ 2.570
6/11/2010	1,000	$ 2.580
6/14/2010	1,800	$ 2.620
6/14/2010	100	$ 2.710
6/14/2010	700	$ 2.720
6/14/2010	1,100	$ 2.730
6/14/2010	1,000	$ 2.740
6/14/2010	7,000	$ 2.750
6/15/2010	400	$ 2.730
6/15/2010	1,100	$ 2.740
6/15/2010	2,600	$ 2.750
6/16/2010	500	$ 2.730
6/16/2010	200	$ 2.740
6/16/2010	29,600	$ 2.750

Date	Common Stock	Price
6/17/2010	500	$ 2.740
6/17/2010	2,100	$ 2.750
6/18/2010	3,900	$ 2.700
6/18/2010	600	$ 2.710
6/18/2010	1,300	$ 2.720
6/18/2010	1,200	$ 2.730
6/18/2010	4,454	$ 2.740
6/18/2010	45,546	$ 2.750
6/21/2010	100	$ 2.740
6/21/2010	1,800	$ 2.750
6/22/2010	600	$ 2.750
6/23/2010	100	$ 2.700
6/23/2010	457	$ 2.710
6/23/2010	400	$ 2.720
6/23/2010	300	$ 2.740
6/23/2010	12,143	$ 2.750
6/24/2010	28,400	$ 2.720
7/1/2010	400	$ 2.900
7/1/2010	400	$ 2.910
7/1/2010	200	$ 2.920
7/1/2010	902	$ 2.930
7/1/2010	3,800	$ 2.940
7/1/2010	3,498	$ 2.950
7/1/2010	5,700	$ 2.960
7/1/2010	300	$ 2.970
7/1/2010	800	$ 2.980
7/1/2010	500	$ 2.990
7/1/2010	24,600	$ 3.000
7/1/2010	8,318	$ 3.010

Date	Common Stock	Price
7/1/2010	582	$ 3.020
7/6/2010	100	$ 2.860
7/6/2010	433	$ 2.870
7/6/2010	700	$ 2.880
7/6/2010	1,067	$ 2.890
7/6/2010	1,900	$ 2.900
7/6/2010	1,100	$ 2.910
7/6/2010	900	$ 2.920
7/6/2010	2,700	$ 2.930
7/6/2010	200	$ 2.940
7/6/2010	600	$ 2.950
7/6/2010	1,200	$ 2.970
7/6/2010	300	$ 2.980
7/6/2010	200	$ 2.990
7/6/2010	600	$ 3.000
7/6/2010	500	$ 3.010
7/6/2010	300	$ 3.020
7/6/2010	500	$ 3.030
7/6/2010	1,965	$ 3.040
7/6/2010	4,735	$ 3.050
7/7/2010	100	$ 2.915
7/7/2010	63	$ 2.920
7/7/2010	70	$ 2.930
7/7/2010	100	$ 2.935
7/7/2010	100	$ 2.938
7/7/2010	30	$ 2.940
7/7/2010	1,000	$ 2.950
7/7/2010	737	$ 2.960
7/7/2010	300	$ 2.970
7/7/2010	100	$ 2.980
7/7/2010	300	$ 2.990
7/7/2010	100	$ 3.000
7/7/2010	25,300	$ 3.010
7/7/2010	1,200	$ 3.020
7/7/2010	200	$ 3.030
7/7/2010	300	$ 3.040
7/12/2010	500	$ 3.050
7/15/2010	2,200	$ 3.010
7/15/2010	6,800	$ 3.020
7/15/2010	3,400	$ 3.030
7/15/2010	600	$ 3.040
7/15/2010	100	$ 3.050
7/19/2010	600	$ 3.040
7/19/2010	24,400	$ 3.050
7/20/2010	1,400	$ 2.990
7/20/2010	10,000	$ 3.000

RIS purchased these shares with funds from equity contributed from its members.

    On July 30, 2010, the Company and Merrick Healthcare Solutions, LLC (“MHS”), an entity controlled by Ferro, entered into an asset purchase agreement (the “Asset Purchase Agreement”) pursuant to which the Company acquired substantially all of the assets related to the development and distribution of the Olivia Greets system. In consideration of this purchase, the Company issued 500,000 shares of Common Stock of the Company to MHS, subject to a twelve month lock-up.  The Company has agreed to file an S-3 with respect to the shares of Common Stock pursuant to the terms of the Asset Purchase Agreement.

Item 4.                                Purpose of Transaction.

           The last paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

    In addition, on May 13, 2010, RIS entered into two plans, in accordance with Rule 10b5-1 of the Act, to acquire up to an additional 2,000,000 shares of Common Stock, in the aggregate under both plans, depending on certain market conditions.  As of the opening of trading on the date of this Amendment 5, the Reporting Persons have acquired 750,000 shares of Common Stock of the Company pursuant to such written plan.

    Item 4 of the Schedule 13D is hereby amended to include the following:

    On July 30, 2010, the Company and MHS, an entity controlled by Ferro, entered into the Asset Purchase Agreement pursuant to which the Company acquired substantially all of the assets related to the development and distribution of the Olivia Greets system. In consideration of this purchase, the Company issued 500,000 shares of Common Stock of the Company to MHS, subject to a twelve month lock-up. The Company has agreed to file an S-3 with respect to the shares of Common Stock pursuant to the terms of the Asset Purchase Agreement.

Item 5.                                Interest in Securities of the Issuer.

    Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

           (a), (b)  As of the opening of trading on the date this Amendment 5 is filed, RIS directly owns 30,665,137 shares of Common Stock, which represents 37.1% of the Company’s total Common Stock outstanding.  RIS has sole voting and dispositive power over the shares of Common Stock it owns.  Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock owned by RIS, which represents 37.1% of the Company’s total Common Stock outstanding.  In addition, Ferro holds stock options for 200,000 shares of Common Stock currently exercisable or exercisable within sixty (60) days of August 4, 2010.  Furthermore, Ferro is deemed to have sole voting and dispositive power over 500,000 shares of Common Stock owned by MHS, which represents 0.6% of the Company’s total Common Stock outstanding.  Ferro does not directly own any shares of Common Stock.   This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock which Ferro is deemed to own through his control of RIS and MHS.  Ferro disclaims beneficial ownership of the shares of Common Stock beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 82,758,904 shares of Common Stock as reported by the Company to be outstanding as of May 7, 2010 in its Form 10-Q filed with the SEC on May 7, 2010, which is incorporated herein by reference.

(c)  Except for the transactions described above and elsewhere in this Schedule 13D, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Asset Purchase Agreement and the agreements, documents and instruments pursuant thereto (all as more fully described in Items 3 and 4 above), neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits.

1.
Asset Purchase Agreement, dated July 30, 2010, by and between Merge Healthcare Incorporated and Merrick Healthcare Solutions, LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2010
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.